Filed Pursuant to Rule 433

Registration Statement No. 333-222773

Issuer Free Writing Prospectus, dated October 31, 2019

Relating to Preliminary Prospectus Supplement, dated October 31, 2019

Pricing Term Sheet

Issuer:	Flex Ltd. (“Flex”)
Ticker:	FLEX
Expected Ratings (Moody’s/S&P)*:	Baa3/BBB-
Security Type:	SEC Registered
Securities Offered:	4.875% Senior Notes due 2029 (the “notes”)
Trade Date:	October 31, 2019
Settlement Date**:	November 7, 2019 (T+5)
Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Day Count:	30/360
Fungibility:

The 4.875% Senior Notes due 2029 offered hereby will be consolidated, form a single series and be fully fungible with the $450,000,000 aggregate principal amount of the outstanding 4.875% Senior Notes due 2029 issued on June 6, 2019. After giving effect to the issuance of the 4.875% Senior Notes due 2029 offered hereby, there will be $650,000,000 aggregate principal amount of 4.875% Senior Notes due 2029 outstanding.

Use of Proceeds:

Flex intends to use the net proceeds from this offering for general corporate purposes, which may include repaying, redeeming or repurchasing outstanding debt, and for working capital, capital expenditures, repurchases of our ordinary shares under Flex’s stock repurchase program and acquisitions.

4.875% Senior Notes due 2029

Principal Amount Offered:	$200,000,000
Maturity Date:	June 15, 2029
Coupon:	4.875%
Interest Payment Dates:	June 15 and December 15, commencing December 15, 2019
First Interest Period:

The first interest period for the 4.875% Senior Notes due 2029 will be from, and including, June 6, 2019 to, but excluding, December 15, 2019. Holders who purchase notes in this offering will pay accrued interest from June 6, 2019 until the settlement date as set forth below.

Public Offering Price:

107.289% of the Principal Amount plus $4,089,583.33 of accrued interest to, but excluding November 7, 2019. The public offering price will include accrued interest from November 7, 2019 if settlement occurs after that date.

Net Proceeds (after underwriting discount but before expenses):	$213,278,000
Benchmark Treasury:	UST 1.625% due August 15, 2029
Benchmark Treasury Price/Yield:	99-14+ / 1.686%
Spread to Benchmark Treasury:	+225 bps
Yield to Maturity:	3.936%
Make-Whole Call:	At any time prior to March 15, 2029, at a discount rate of Treasury plus 45 basis points
Par Call:	On or after March 15, 2029
CUSIP:	33938X AA3
ISIN:	US33938XAA37

Joint Book-Running Managers:	J.P. Morgan Securities LLC Citigroup Global Markets Inc. U.S. Bancorp Investments, Inc. SMBC Nikko Securities America, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

**Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the second business day preceding the settlement date will be required, by virtue of the fact that the notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.